UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 8, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   54-1387365
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 8, 2007, Dollar Tree Stores, Inc. issued a press release regarding its fiscal fourth quarter 2006 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated February 8, 2007, issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: February 8, 2007

By: <u>/s/ Kent A. Kleeberger</u>
Kent A. Kleeberger
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated February 8, 2007, issued by Dollar Tree Stores, Inc.

Exhibit 99.1

Dollar Tree Reports Fourth-Quarter Comparable-Store Sales Increase 5.5%

CHESAPEAKE, Va. - February 8, 2007 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported total sales for its fiscal fourth quarter 2006 of $1.319 billion, a 22.2% increase compared to $1.079 billion in last year's fiscal fourth quarter. These sales results are approximately $9 million above the high end of the range of previous guidance. The fourth quarter of fiscal 2006 reflects 14 weeks of sales, commensurate with the 53-week retail calendar, which contributed approximately $70 million of sales.

Comparable-store sales for the fourteen week quarter increased 5.5%, when compared to fiscal fourth quarter 2005 plus the first week of February 2006. These results reflect a significant improvement when compared to the 1.0% comparable-store sales increase reported for the fourth quarter last year.

"Our Christmas season was strong, with improved sell-through," said Bob Sasser, President and CEO. "Average ticket and customer traffic increased, driven by our merchandising initiatives, improved in-stock position, as well as our expansion of basic products and tender types. Our stores executed a quick and successful transition from Christmas to Valentine's Day, and inventory is well-positioned for the spring."

For fiscal 2006, sales totaled $3.969 billion, including the 53rd week, a 16.9% year-over-year increase compared to $3.394 billion last year. Comparable-store sales increased 4.6% in the current year, based on a 53 week - to - 53 week comparison.

The Company will release its fourth-quarter earnings results on Wednesday, February 28, 2007. The Company will also host a conference call at 9:00 a.m. EST that day, to discuss the results in detail, and provide insights into its plans for 2007. The telephone number for the call is 800-289-0572. A recorded version of the call will be available until midnight Wednesday, March 7, and may be accessed by dialing 888-203-1112, and the pass code is 3056149. International callers may dial 719-457-0820 and the pass code is 3056149. A webcast of the call will be accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm.

Dollar Tree operated 3,219 stores in 48 states as of February 3, 2007, compared to 2,914 stores one year ago. During the fourth fiscal quarter of 2006, the Company opened 40 stores, closed 13 stores, and expanded or relocated 9 stores. For the year, the Company opened 211 stores, closed 44 stores, expanded or relocated 85 stores, and acquired 138 Deal$ stores. The Company's retail selling square footage totaled approximately 26.3 million at February 3, 2007, a 14.1% increase compared to a year ago. The Company also operates a coast-to-coast logistics network of nine distribution centers.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed December 6, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

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